UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Tropicana Las Vegas Hotel and Casino, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
897085106
(CUSIP Number)
Andrea Daly, Esq.
c/o Onex Corporation
161 Bay Street
P.O. Box 700
Toronto, Ontario M5J 2S1
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Onex Armenco Gaming I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,747,545 shares of Class A Common Stock (“Class A Common Stock”)(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,097,824 shares of Class A Common Stock(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,747,545 shares of Class A Common Stock(1)

WITH	10	SHARED DISPOSITIVE POWER

12,097,824 shares of Class A Common Stock(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,097,824 shares of Class A Common Stock(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 1,881,088 shares of Class A Common Stock and assumes the conversion of (i) 667,446 shares of Class A Preferred Stock (“Class A Preferred Stock”) and Class A Series 2 Preferred Stock (“Series 2 Preferred Stock” and, together with the Class A Preferred Stock, the “Preferred Stock”) convertible into 2,669,784 shares of Class A Common Stock and (ii) 179,501 shares of Class A Series 3 Preferred Stock (“Series 3 Preferred Stock”) convertible into 1,196,673 shares of Class A Common Stock.
(2) The shareholders of Tropicana Las Vegas Hotel and Casino, Inc. (the “Issuer”) are all party to that certain Stockholders Agreement, dated as of July 1, 2009 (the “Stockholders Agreement”), which contains several agreements as to voting. As a result, Onex Armenco Gaming I LP may be deemed to have beneficial ownership of all of the shares owned by the group.
(3) Percentage based on an aggregate of 12,097,824 shares of Class A Common Stock issued and outstanding on April 29, 2011. Total share count of 12,097,824 shares includes 4,582,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock and (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock.

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Onex Armenco Gaming X LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,019,513 shares of Class A Common Stock(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,097,824 shares of Class A Common Stock(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,019,513 shares of Class A Common Stock(1)

WITH	10	SHARED DISPOSITIVE POWER

12,097,824 shares of Class A Common Stock(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,097,824 shares of Class A Common Stock(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%(2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 660,960 shares of Class A Common Stock and assumes the conversion of (i) 234,520 shares of Preferred Stock convertible into 938,080 shares of Class A Common Stock and (ii) 63,071 shares of Series 3 Preferred Stock convertible into 420,473 shares of Class A Common Stock.
(2) The shareholders of the Issuer are all party to the Stockholders Agreement, which contains several agreements as to voting. As a result, Onex Armenco Gaming X LP may be deemed to have beneficial ownership of all of the shares owned by the group.
(3) Percentage based on an aggregate of 12,097,824 shares of Class A Common Stock issued and outstanding on April 29, 2011. Total share count of 12,097,824 shares includes 4,582,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock and (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock.

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Trilliant Gaming Nevada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,084,282 shares of Class A Common Stock(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,097,824 shares of Class A Common Stock(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,084,282 shares of Class A Common Stock(1)

WITH	10	SHARED DISPOSITIVE POWER

12,097,824 shares of Class A Common Stock(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,097,824 shares of Class A Common Stock(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Trilliant Gaming Nevada Inc. (“Trilliant Gaming”) is the general partner of, and controls all of the voting and investment decisions of Onex Armenco Gaming I LP, Onex Armenco Gaming II LP, Onex Armenco Gaming III LP, Onex Armenco Gaming IV LP, Onex Armenco Gaming V LP, Onex Armenco Gaming VI LP, Onex Armenco Gaming VII LP, Onex Armenco Gaming IX LP, Onex Armenco Gaming X LP and Onex Armenco Gaming XI LP (together, the “Onex Entities”). The Onex Entities are all party to the Stockholders Agreement, which contains several agreements as to voting. As a result, Trilliant Gaming may be deemed to have beneficial ownership of all of the shares owned by the group. Trilliant Gaming controls the voting and dispositive power of (i) 2,998,419 shares of Class A Common Stock, (ii) 1,049,659 shares of Preferred Stock convertible into 4,198,636 shares of Class A Common Stock and (iii) 283,084 shares of Series 3 Preferred Stock convertible into 1,887,227 shares of Class A Common Stock.
(2) Percentage based on an aggregate of 12,097,824 shares of Class A Common Stock issued and outstanding on April 29, 2011. Total share count of 12,097,824 shares includes 4,582,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock and (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock.

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Timothy Duncanson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,097,824 shares of Class A Common Stock(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

12,097,824 shares of Class A Common Stock(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,097,824 shares of Class A Common Stock(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Mr. Duncanson, one of the Issuer’s directors, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Alex Yemenidjian and Gerald Schwartz, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Duncanson may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2) Percentage based on an aggregate of 12,097,824 shares of Class A Common Stock issued and outstanding on April 29, 2011. Total share count of 12,097,824 shares includes 4,582,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock and (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock.

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Alex Yemenidjian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,097,824 shares of Class A Common Stock(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

12,097,824 shares of Class A Common Stock(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,097,824 shares of Class A Common Stock(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Mr. Yemenidjian, the Issuer’s Chairman, Chief Executive Officer and President, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Timothy Duncanson and Gerald Schwartz, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Yemenidjian may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2) Percentage based on an aggregate of 12,097,824 shares of Class A Common Stock issued and outstanding on April 29, 2011. Total share count of 12,097,824 shares includes 4,582,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock and (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock.

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Gerald W. Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,097,824 shares of Class A Common Stock(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

12,097,824 shares of Class A Common Stock(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,097,824 shares of Class A Common Stock(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Mr. Schwartz, the Chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together with Timothy Duncanson and Alex Yemenidjian, owns 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. As a result, Mr. Schwartz may be deemed to have beneficial ownership of the shares of Class A Common Stock beneficially held by the Onex Entities but disclaims beneficial ownership of the Class A Common Stock.
(2) Percentage based on an aggregate of 12,097,824 shares of Class A Common Stock issued and outstanding on April 29, 2011. Total share count of 12,097,824 shares includes 4,582,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock and (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock.

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Tropicana Las Vegas Hotel & Casino, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 3801 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The Reporting Persons may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such Reporting Persons being deemed to have beneficial ownership of all of the shares owned by the group.
Item 2. Identity and Background.
This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Onex Armenco Gaming I LP, a Delaware limited partnership (“OAG I”); (ii) Onex Armenco Gaming X LP, a Delaware limited partnership (“OAG X”); (iii) Trilliant Gaming Nevada Inc., a Delaware corporation (“Trilliant Gaming”); (iv) Timothy Duncanson; (v) Alex Yemenidjian; and (vi) Gerald W. Schwartz. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.
OAG I’s principal business is investing in securities. The address of the principal business and principal offices of OAG I is 3801 Las Vegas Blvd South, Las Vegas, NV 89109. The general partner of OAG I is Trilliant Gaming.
OAG X’s principal business is investing in securities. The address of the principal business and principal offices of OAG X is 3801 Las Vegas Blvd South, Las Vegas, NV 89109. The general partner of OAG X is Trilliant Gaming.
Trilliant Gaming’s principal business is being the general partner of OAG I, OAG X and the other Onex Entities (defined below). The address of the principal business and principal offices of Trilliant Gaming is 421 Leader Street, Mario, Ohio 43302. The directors of Trilliant Gaming are Timothy Duncanson, Alex Yemenidjian and Gerald W. Schwartz, the executive officers are Alex Yemenidjian and Timothy Duncanson and the stockholders are Timothy Duncanson, Alex Yemenidjian and Gerald W. Schwartz.
Mr. Duncanson’s business address is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. His present principal occupation is Managing Director of Onex Corporation. Mr. Duncanson is a citizen of Canada.
Mr. Yemenidjian’s business address is 3801 Las Vegas Blvd South, Las Vegas, NV 89109. His present principal occupation is Chairman of the Board, Chief Executive Officer and President of the Issuer. Mr. Yemenidjian is a citizen of the United States.
Mr. Schwartz’s business address is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. His present principal occupation is Chairman of the Board, President and Chief Executive Officer of Onex Corporation. Mr. Schwartz is a citizen of Canada.
During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Onex Armenco Gaming I LP, Onex Armenco Gaming II LP, Onex Armenco Gaming III LP, Onex Armenco Gaming IV LP, Onex Armenco Gaming V LP, Onex Armenco Gaming VI LP, Onex Armenco Gaming VII LP, Onex Armenco Gaming IX LP, Onex Armenco Gaming X LP and Onex Armenco Gaming XI LP (together, the “Onex Entities”) own (i) 2,998,419 shares of Class A Common Stock, (ii) 1,049,659 shares of Class A Preferred Stock (“Class A Preferred Stock”) and Class A Series 2 Preferred Stock (“Series 2 Preferred Stock” and, together with the Class A Preferred Stock, the “Preferred Stock”) and (iii) 283,084 shares of Class A Series 3 Preferred Stock (the “Series 3 Preferred Stock”). Such shares were acquired in the following transactions:

Chapter 11 Reorganization Plan. The Company issued 4,427,485 shares of Class A Common Stock to holders of secured claims, including the Onex Entities, under a $440 million senior credit facility (the “Senior Credit Facility”) on a pro rata basis.
Class A Preferred Stock Offering. The holders of secured claims, including the Onex Entities, under the Senior Credit Facility subscribed to purchase 750,000 shares of Class A Preferred Stock. In addition, the Company issued an additional 60,000 shares to the Onex Entities for providing a “back stop” to the offering.
Series 2 Preferred Stock. The Company completed a $50 million rights offering pursuant to which it sold 545,585 shares of the Series 2 Preferred Stock to certain of its stockholders, including the Onex Entities. In addition, the Company issued 40,000 shares of Class A Common Stock to the purchasers in the offering, including the Onex Entities, who provided a “backstop” to the offering.
Series 3 Preferred Stock. On March 4, 2011, the Issuer commenced a rights offering (the “Rights Offering”) for the Series 3 Preferred Stock, pursuant to which the Series 3 Preferred Stock was offered to all holders of record as of March 1, 2011 of the Company’s outstanding Class A Common Stock, Class A Preferred Stock and Series 2 Preferred Stock. The Rights Offering was subscribed to, in part, by the Onex Entities. The Onex Entities acquired 283,084 shares of Series 3 Preferred Stock for approximately $28 million. In addition, the Company issued 46,666 shares of Class A Common Stock to the purchasers in the Rights Offering, including the Onex Entities, who provided a “backstop” to the offering.
The funds used to acquire the Class A Common Stock, the Class A Preferred Stock, the Series 2 Preferred Stock and the Series 3 Preferred Stock in each of the above transactions were obtained from the capital contributions of the partners of the Onex Entities.
Item 4. Purpose of the Transaction.
The Onex Entities purchased the Issuer’s Class A Common Stock, the Class A Preferred Stock, the Series 2 Preferred Stock and the Series 3 Preferred Stock (the “Stock of the Company”) for investment purposes and to influence control over the management of the Issuer. Each Reporting Person continuously evaluates its ownership of the Stock of the Company and the Issuer’s business and industry. Depending on market conditions and other factors that each Reporting Person may deem material or relevant to its investment decision, such Reporting Person may dispose of all or a portion of the Stock of the Company it now or hereafter owns or acquire additional Stock of the Company in privately negotiated transactions, enter into hedging arrangements or derivative transactions with respect to the Stock of the Company or engage in any other transaction with respect to the Stock of the Company permitted by law. The purpose of the Rights Offering was to raise additional capital for the Company to use for general corporate purposes, including funding of capital improvements at the Company’s hotel and casino located in Las Vegas, Nevada.
Except as described herein, the Reporting Persons do not have any definitive plans or proposals, though each reserves the right to subsequently devise or implement definitive plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
The disclosure set forth in this Statement assumes that there are an aggregate of 12,097,824 shares of Class A Common Stock issued and outstanding as of April 29, 2011. The total share count of 12,097,824 shares includes 4,582,151 shares of Class A Common Stock and assumes the conversion of (i) 750,000 shares of Class A Preferred Stock convertible into 3,000,000 shares of Class A Common Stock, (ii) 545,585 shares of Series 2 Preferred Stock convertible into 2,182,340 shares of Class A Common Stock and (iii) 350,000 shares of Series 3 Preferred Stock convertible into 2,333,333 shares of Class A Common Stock.

As of the date hereof, OAG I directly owns 5,747,545 shares of Class A Common Stock, which constitutes approximately 47.5% of the Class A Common Stock outstanding on a fully-converted basis. OAG I is party to the Stockholders Agreement, which contains several agreements as to voting. As a result, OAG I may be deemed to have beneficial ownership of all of the shares (100.0%) of the Class A Common Stock.
As of the date hereof, OAG X directly owns 2,019,513 shares of Class A Common Stock, which constitutes approximately 16.7% of the Class A Common Stock outstanding on a fully-converted basis. OAG X is party to the Stockholders Agreement, which contains several agreements as to voting. As a result, OAG X may be deemed to have beneficial ownership of all of the shares (100.0%) of the Class A Common Stock.
As of the date hereof, Trilliant Gaming indirectly owns 9,084,282 shares of Class A Common Stock, which constitutes approximately 75.1% of the Class A Common Stock outstanding on a fully-converted basis. Trilliant Gaming beneficially owns 12,097,824 shares of Class A Common Stock, which constitutes 100.0% of the Class A Common Stock outstanding an a fully-converted basis, as it is the general partner of, and controls all voting and investment decisions of, the Onex Entities.
Each of Mr. Alex Yemenidjian, Mr. Timothy Duncanson and Mr. Gerald Schwartz owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Issuer owned by the Onex Entities. Messrs. Yemenidjian, Duncanson and Schwartz each may be deemed to have beneficial ownership over 100.0% of the Class A Common Stock, and each disclaims beneficial ownership of all shares of Class A Common Stock.
Except as set forth in Items 3 and 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Statement has engaged in any transaction during the past 60 days in any shares of the Class A Common Stock.
The Cover Pages of this Statement are incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Relationship with Trilliant Gaming
Trilliant Gaming is the general partner of the Onex Entities. Trilliant Gaming derives no economic benefit from its relationship with the Onex Entities. The Onex Entities, in the aggregate, own, and Trilliant Gaming has voting and investment control over, approximately 75.1% of the Company’s outstanding voting securities on a fully-converted basis. Each of Mr. Alex Yemenidjian, the Chairman of the Board, Chief Executive Officer and President, Mr. Timothy Duncanson, one of the directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. The only other outstanding capital stock of Trilliant Gaming is one non-voting preferred share held by Mr. Yemenidjian, which share had a subscription price of $10,000 and upon a liquidation of Trilliant Gaming is entitled to receive the subscription price plus any accrued and unpaid dividends (dividends accrue at the rate of 8% per annum). This one non-voting preferred share represents a de minimus ownership interest in and has no effect on the control of Trilliant Gaming. A stockholder agreement between Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the Company’s securities owned by the Onex Entities.

As a result of Trilliant Gaming’s voting and investment control over the securities of the Company held by the Onex Entities, Trilliant Gaming may, among other things, exercise a controlling influence over the Company’s affairs, the election of directors and the approval of significant corporate transactions, including a merger or the sale of all or substantially all of the Company’s assets. Trilliant Gaming may have the ability to prevent any transaction that requires approval of the Company’s stockholders regardless of whether or not other stockholders believe that any such transaction is in the Company’s best interests and the interests of such other stockholders. Trilliant Gaming’s ability to exercise a controlling influence over the Company’s affairs is, to a certain extent, set forth in the Stockholders Agreement (attached to this Statement as Exhibit 2), to which the Company and each of its stockholders is a party and which sets forth rights of the Company’s controlling stockholder, Trilliant Gaming, including the right to select a majority of the Company’s directors, and rights of the Issuer’s other stockholders. Trilliant Gaming also controls the voting of greater than two-thirds of the outstanding shares of the Company’s Preferred Stock, giving it the power to amend or waive certain provisions thereof, including the power to waive the anti-dilution protections.
Stockholders Agreement
On July 1, 2009, the Company entered into the Stockholders Agreement with all of its then current stockholders and any other stockholder or option holder who becomes a party to the Stockholders Agreement by execution of a joinder agreement.
Transfer Restrictions
The Stockholders Agreement provides that holders of shares of the Class A Common Stock, the Class A Preferred Stock and the Class B common stock, $0.01 par value per share (“Class B Common Stock” and together with the Class A Common Stock and the Class A Preferred Stock, the “Securities”) may transfer those shares only if the transfer is made in compliance with the tag along and drag along rights described below and the transferee agrees to be bound by the terms of the Stockholders Agreement, provided that these limitations do not apply to transfers pursuant to or after the Company’s initial public offering in a public offering of its equity securities or in compliance with Rule 144 under the Securities Act. In addition, the Company will not recognize any transfer of its shares in violation of the Stockholders Agreement or law or which requires the Company to register its Securities pursuant to Section 12(g)(1) of the Exchange Act as a result of the Company’s shares being held of record by 500 or more persons. Finally, for any transfer of the Company’s shares, the Stockholders Agreement provides that the Company may require the transferring stockholder to provide the Company with an opinion of counsel and certain representations and warranties to ensure compliance with applicable federal securities laws and state securities or “blue sky” laws and any other applicable laws.
Tag Along and Drag Along Rights
The Stockholders Agreement provides holders of the Company’s Securities tag along rights with respect to any proposed transfer or series of related transfers of shares representing 30% or more of all of the Company’s outstanding Securities. In any such proposed transfer, stockholders exercising their tag along rights have the right to sell a pro rata portion of their shares in the transfer.
If a transfer with respect to which tag along rights are exercised involves the sale of the Securities, the economic terms of the transfer must be the same on a per share basis, based upon the number of shares of Class A Common Stock issuable upon the conversion of the Class A Preferred Stock at the then-existing conversion price of the Class A Preferred Stock. The tag along rights described above do not apply to transfers of shares of the Company’s Securities to certain affiliates of the transferring holder.
The Stockholders Agreement provides drag along rights whereby holders of a specified percentage of the outstanding Securities may cause all of Company’s stockholders to participate in a drag along transaction. The agreement provides that the “specified percentage” is two-thirds at any time on or before July 1, 2014 and 50% at any time after July 1, 2014.
In furtherance of the drag along rights , each stockholder other than OCP I LP, Onex Corporation and their affiliates that beneficially owns less than 5% of the Issuer’s outstanding Securities, has agreed to appoint the Company’s president and its treasurer as proxies to vote all of such stockholder’s shares in a manner consistent with the provisions described above and to grant each of the president and the treasurer such stockholder’s power of attorney to execute any agreements or documents required to effect a drag along transaction.

If any drag along transaction involves both shares of Class A Common Stock and Class A Preferred Stock, the economic terms of the transaction shall be the same on a per share basis, based upon the number of shares of Class A Common Stock issuable upon the conversion of the Class A Preferred Stock at the then-existing conversion price of the Class A Preferred Stock. The drag along rights described above do not apply to transfers of shares of the Company’s Securities to certain affiliates of the transferring holder.
Board of Directors
Under the Stockholders Agreement, each stockholder is required to vote all voting shares such stockholder owns, or has voting control over, in such manner as from time to time as shall be necessary to ensure that the number of directors of the Company is set and remains at five and that the Issuer’s board of directors is at all times comprised of the (i) then serving chief executive officer; (ii) so long as the Onex Stockholders (as defined in the Stockholders Agreement) beneficially own at least 10% of the Company’s outstanding shares, one individual designated by the Onex Stockholders and who need not be an independent director; (iii) so long as the Onex Stockholders beneficially own at least 20% of the Issuer’s outstanding shares, a second individual designated by the Onex Stockholders and who shall be an independent director; provided, however, that in the event Mr. Alex Yemenidjian ceases to be the CEO, this director need not be an independent director; (iv) so long as the Onex Stockholders beneficially own at least 30% of the Company’s outstanding shares, a third individual designated by the Onex Stockholders and who shall be an independent director; and (v) so long as the Onex Stockholders beneficially own at least 20% of the Issuer’s outstanding shares, an independent director designated by joint written agreement among each of the Company’s stockholders who is not an Onex Stockholder and is individually the beneficial owner of more than 5% of the Issuer’s outstanding shares, or if such stockholders cannot reach a joint written agreement, nominated by a group of the Company’s stockholders who are not Onex Stockholders and collectively beneficially own more than 5% of the Company’s outstanding shares and who receives a plurality of votes of the Issuer’s stockholders who are not Onex Stockholders until such time as another individual is designated pursuant to a joint written agreement.
Preemptive Rights.
The Stockholders Agreement grants the Company’s current stockholders preemptive rights to participate, on a pro rata basis, in any future issuance of additional shares of the Issuer’s capital stock or other securities convertible into shares of the Issuer’s capital stock.
Registration Rights
Shelf Registration. The Stockholders Agreement provides that holders of 10% or more of the Company’s outstanding common stock, excluding the Onex Stockholders, may require the Company to register all of its shares through a shelf registration statement on Form S-3 under the Securities Act, at any time following the Company’s becoming eligible to register securities on Form S-3 under the Securities Act, subject to additional constraints.
Underwritten Offerings. Once the Company has the necessary audited financial statements, it shall be required to initiate and use commercially reasonable efforts to complete an initial public offering of its common stock; provided, however, that the Company will not be required to make any such registration if the aggregate gross proceeds of such initial public offering will be less than $100 million.
Piggyback Rights. If the Company proposes to file a registration statement, including a shelf registration statement or pursuant to a request by the Onex Stockholders, then the Company is required to offer beneficial holders of 5% or more of the outstanding common stock the opportunity to register qualifying shares in such registration statement. These piggyback rights are subject to various conditions and limitations, including the rights of the underwriters of an offering to limit the number of registrable securities that may be included in the offering.

Item 7. Material to be Filed as Exhibits.

(1)	—	Joint Filing Agreement
(2)	—	Stockholders Agreement dated July 1, 2009 by and among the Company and all of its then current stockholders (Incorporated by reference to Exhibit 10.1 to the Company’s General Form for Registration of Securities on Form 10 filed on February 16, 2010).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: May 11, 2011

ONEX ARMENCO GAMING I LP
By:	Trilliant Gaming Nevada Inc.,
its general partner

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

ONEX ARMENCO GAMING X LP
By:	Trilliant Gaming Nevada Inc.,
its general partner

By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

TRILLIANT GAMING NEVADA INC.
By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

GERALD W. SCHWARTZ
By:	/s/ Donald W. Lewtas
Name:	Donald W. Lewtas
Title:	Authorized Signatory for Gerald W. Schwartz

/s/ Timothy Duncanson
Timothy Duncanson

/s/ Alex Yemenidjian
Alex Yemenidjian

EXHIBIT INDEX

(1)	—	Joint Filing Agreement
(2)*	—	Stockholders Agreement dated July 1, 2009 by and among the Company and all of its then current stockholders (Incorporated by reference from the Company’s General Form for Registration of Securities on Form 10 filed on February 16, 2010).

*	Previously filed.